Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Australia: Gladstone LNG ships first

liquefied natural gas cargo

Paris, October 16, 2015 – The first shipment of liquefied natural gas (LNG) from the Gladstone LNG project has been loaded and is now on its way to South Korea. The plant at Curtis Island will produce 7.2 million tons of LNG per year once at full capacity. All production from the plant will be sold under long-term contracts to Asian buyers, notably in South Korea and in Malaysia.

“Gladstone LNG is a major milestone for our activity in Australia, marking the beginning of the Group’s LNG production in the country. As the Group’s sixth start-up of the year, the project will also contribute to our production growth in 2015. We are continuing to develop LNG assets in Australia with the Ichthys project, expected to start up in 2017,” said Arnaud Breuillac, President Exploration & Production.

Located in Queensland, Australia, the project comprises the development of several onshore coal bed methane fields in the Surat and Bowen basins, a 420 kilometer gas transmission pipeline and a two-train liquefaction plant on Curtis Island, near Gladstone.

Total holds a 27.5% stake in the Gladstone LNG project, alongside partners Santos (30%), Petronas (27.5%) and KOGAS (15%). Santos operates the upstream activities and facilities of the project, comprising the wells, pipelines and compression hubs, whilst the gas transmission pipeline and the plant are operated by GLNG Operations Pty Ltd., a company owned jointly by the Gladstone LNG partners.

Total Exploration & Production in Australia

Total has been present in Australia since 2005. The Group’s exploration and production portfolio comprises a 27.5% stake in the Gladstone LNG project and a 30% stake in the INPEX-operated Ichthys LNG project currently under construction in the Northern Territory. Offshore, Total has interests in seven exploration licences in the Browse, Bonaparte and Carnarvon Basins, four of which it operates. Onshore, Total has non-operated interests in four shale gas permits in the South Georgina Basin located in central Australia.

* * * * *

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.